[LETTERHEAD MULDOON MURPHY & AGUGGIA LLP]

October 29, 2007

VIA EDGAR AND COURIER

Mr. Todd Schiffman

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Profile Bancorp, Inc.
Registration Statement on Form SB-2
Filed September 14, 2007
File No. 333-146071

Dear Mr. Schiffman:

On behalf of Profile Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form SB-2 filed on September 14, 2007 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on October 12, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form MHC-2.

How We Will Use the Proceeds of this Offering, page 13

Comment No. 1:

Please include greater specificity as to how you will use the proceeds. If you can not because you don’t know how you will use them, please clarify and explain why you are making this offering now.

Response to Comment No. 1:

Please see the additional disclosure on page 13 of the prospectus.

Mr. Todd Schiffman

October 29, 2007

Because most of our borrowers are located in the areas surrounding…page 15

Comment No. 2:

You say that there has been a downturn in the past 12 months. Here or as a separate risk factor, please describe how the current credit environment has impacted and may impact your lending operations and financial performance.

Response to Comment No. 2:

Please see the revised disclosure on pages 15-16 of the prospectus.

If we do not achieve profitability on new branches…page 16

Comment No. 3:

Please disclose when the Alton branch became profitable. If it has not, disclose how long this typically takes.

Response to Comment No. 3:

Please see the additional disclosure on page 16 of the prospectus.

Pro Forma Data, page 30

Comment No. 4:

Please expand footnote (5) to show the calculations used to determine the “Number of shares used to calculate pro forma net income per share.”

Response to Comment No. 4:

Please see the revised disclosure on page 40 of the prospectus.

Management’s Discussion and Analysis, page 44

Results of Operations for the Years Ended December 31, 2006 and 2005, page 52

Comment No. 5:

Please update your disclosures to discuss the underlying reason(s) for the increase in the number of employees, the engagement of the advertising agency and the $95,000 of life insurance proceeds. Also, please revise your interim disclosures similarly.

Response to Comment No. 5:

Please see the revised disclosure on pages 57 and 59 of the prospectus.

Mr. Todd Schiffman

October 29, 2007

Comment No. 6:

You state the “2005 effective rate includes the effect of a valuation allowance established for the writedown of securities.” In Note 9 to the financial statements, we note the valuation allowance of $107,959 recorded in the year ending December 31, 2005 (which is still present in your June 30, 2007 interim financials). Please tell us the factors considered or assumptions made by management in determining it was more likely than not you would not be able to realize the deferred tax asset recorded for the writedown of securities. Please update your discussion in Management’s Discussion and Analysis as needed. Refer to paragraphs 17e, 20, 23-25 of SFAS 109 for discussion on valuation allowances.

Response to Comment No. 6:

The valuation allowance provided against the deferred tax benefit was established in 2005 as result of management’s determination to revise its securities investment strategy in 2005. In this regard, it was determined in 2005 that the Bank would no longer make investments in equity securities, and, in particular, it would begin to divest itself of its portfolio of mutual fund securities in an orderly manner so as to minimize its losses on the liquidation of such portfolio. As a result of: 1) the market value of the mutual fund portfolio being in loss position, 2) the expectation that the sale of such mutual fund securities over time would likely result in capital losses, and 3) the expectation that the Bank would not be making any additional purchases of equity securities that would result in significant capital gains in light of its revised securities investment strategy, the Bank established the valuation allowance. The Bank began selling the portfolio of mutual fund securities in 2005 by selling $655,000 in fiscal 2005, and in fiscal 2006 sold $2,416,000 of such securities for a loss of $4,341 and sold $10,777,768 in fiscal 2007 for a gain of $970. The loss recognized in fiscal 2006 of $4,341 and the gain recognized in fiscal 2007 of $970 were based upon the amortized cost of the mutual fund securities after the writedown. All securities subject to the valuation allowance have been sold and are now subject to the five-year carryforward limitation. The Bank does not expect that its investment strategy will shift back to purchasing equity securities in the near term or during the remaining five-year period covered by the valuation allowance such that the Bank will be able to utilize the deferred tax asset. Additionally, the Bank has no plans, expectations, or proposals to sell any premises which would result in a capital gain against which the deferred tax benefit could be utilized. Due to the above considerations and analysis, management believes that it is more likely than not that the deferred tax asset provided by the write downs and subsequent sales of equity securities will not be utilized and, therefore, has provided a valuation allowance against such asset.

Please see the additional disclosure added to pages 53 and 59 of the prospectus.

Financial Statements

Comment No. 7:

Please note the updating requirements of Item 310(g) of Regulation S-B.

Mr. Todd Schiffman

October 29, 2007

Response to Comment No. 7:

The Staff’s comment is noted.

Note 3 – Investments in Securities, page F-12

Comment No. 8:

We note you have not included the information required by paragraph 21a of EITF 03-1 for the year ending December 31, 2005. Please revise to include this information in your next amendment. Also, please include the disclosures required by paragraph 21b(3) of EITF 03-1.

Response to Comment No. 8:

Please see pages F-14-F-15 of the financial statements which has been revised to reflect the omitted disclosures for the year ended December 31, 2005 and the disclosures required by paragraph 21b(3) of EITF 03-1.

Note 10 – Employee Benefits, page F-19

Comment No. 9:

Please revise to provide all of the disclosures required by paragraph 7 of SFAS 158 as we note multiple disclosures are missing.

Response to Comment No. 9:

The Company has reviewed its financial statements and found that its disclosures do contain the required disclosures in paragraph 7 of SFAS No. 158. Please note that our Statement of Changes in Equity did not contain the correct disclosure to reflect as a separate component of accumulated other comprehensive loss the adjustment to initially apply SFAS No. 158. The financial statements have been revised on pages F-4 and F-21 to properly reflect the adjustment. The following are the required disclosures from paragraph 7 of SFAS No. 158 and where they can be located in the Company’s financial statements:

A.	For each annual statement of income presented, the amounts recognized in other comprehensive income, showing separately the net gain or loss and net prior year service cost or credit. Those amounts shall be separated into amounts arising during the period and reclassification adjustments of other comprehensive income as a result of being recognized as components of net periodic benefit cost for the period. See Note 10 on page F-20.

B.	For each annual statement of income presented, the net transition asset or obligation recognized as a reclassification adjustment of other comprehensive income as a result of being recognized as a component of net periodic benefit cost for the period. There was no reclassification adjustment of other comprehensive income as a result of being recognized as a component of net periodic cost for the annual periods presented.

Mr. Todd Schiffman

October 29, 2007

C.	For each annual statement of financial position presented, the amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost, showing separately the net gain or loss, net prior service cost or credit, and net transition asset or obligation. See Note 10 on page F-20.

D.	The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the fiscal year that follows the most recent financial statement of financial position presented, showing separately the net gain or loss, net prior service cost or credit, and net transition asset or obligation. See Note 10 page F-21

E.	The amount and timing of any plan assets expected to be returned to the business entity during the 12 month period, or operating cycle if longer, that follows the most recent annual financial statement presented. The Bank had no plan assets that were expected to be returned to the business entity during the 12 month period following the most recent annual financial statements presented. The Company did not include this in its financial statements.

Exhibit 23.2

Comment No. 10:

A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

Response to Comment No. 10:

A currently dated consent of the independent auditors is included as Exhibit 23.2 to the Amended Registration Statement.

* * * * *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone Joseph J. Bradley or the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Lawrence M. F. Spaccasi

Lawrence M. F. Spaccasi

Enclosures

cc:	David Lyon, Securities and Exchange Commission

Mr. Todd Schiffman

October 29, 2007

Babette Cooper, Securities and Exchange Commission

Kevin Vaughn, Securities and Exchange Commission

Donald Dwyer, Office of Thrift Supervision, DC (w/o enclosures)

Roger M. Smith, Office of Thrift Supervision, DC (w/o enclosures)

David Permut, Office of Thrift Supervision, DC (w/o enclosures)

Marcia Brace, Office of Thrift Supervision, DC (w/o enclosures)

David Rochefort, Office of Thrift Supervision, NE (w/o enclosures)

Kenneth A. Wilman, Jr., Profile Bancorp, Inc.

Joseph J. Bradley, Esq.